UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Original BARK Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68622E 104

(CUSIP Number)

Northern Star Sponsor LLC

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212)818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Northern Star Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,108,750 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,108,750 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,750 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Represents shares held by Northern Star Sponsor LLC, of which each of Ms. Coles and Mr. Ledecky is a managing member. Notwithstanding their dispositive and voting control over such shares, each of Ms. Coles and Mr. Ledecky disclaims beneficial ownership of the shares of Issuer common stock held by Northern Star Sponsor LLC, except to the extent of his or her proportionate pecuniary interest therein.

(2)	Represents 6,108,750 shares of Issuer’s common stock. Excludes 4,558,000 shares of Issuer common stock issuable upon exercise of warrants which will not become exercisable within 60 days.
(3)	Based on 166,734,484 shares of the Issuer’s Common Stock outstanding as of June 1, 2021 as reported in the Issuer’s Current Report on Form 8-K filed on June 7, 2021.

1.	NAMES OF REPORTING PERSONS Joanna Coles
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,108,750 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,108,750 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,750 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Represents shares held by Northern Star Sponsor LLC, of which each of Ms. Coles and Mr. Ledecky is a managing member. Notwithstanding their dispositive and voting control over such shares, each of Ms. Coles and Mr. Ledecky disclaims beneficial ownership of the shares of Issuer common stock held by Northern Star Sponsor LLC, except to the extent of his or her proportionate pecuniary interest therein.

(2)	Represents 6,108,750 shares of Issuer’s common stock. Excludes 4,558,000 shares of Issuer common stock issuable upon exercise of warrants which will not become exercisable within 60 days.
(3)	Based on 166,734,484 shares of the Issuer’s Common Stock outstanding as of June 1, 2021 as reported in the Issuer’s Current Report on Form 8-K filed on June 7, 2021.

1.	NAMES OF REPORTING PERSONS Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,108,750 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,108,750 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,750 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Represents shares held by Northern Star Sponsor LLC, of which each of Ms. Coles and Mr. Ledecky is a managing member. Notwithstanding their dispositive and voting control over such shares, each of Ms. Coles and Mr. Ledecky disclaims beneficial ownership of the shares of Issuer common stock held by Northern Star Sponsor LLC, except to the extent of his or her proportionate pecuniary interest therein.

(2)	Represents 6,108,750 shares of Issuer’s common stock. Excludes 4,558,000 shares of Issuer common stock issuable upon exercise of warrants which will not become exercisable within 60 days.
(3)	Based on 166,734,484 shares of the Issuer’s Common Stock outstanding as of June 1, 2021 as reported in the Issuer’s Current Report on Form 8-K filed on June 7, 2021.

SCHEDULE 13D

This Schedule 13D filed on behalf of Northern Star Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and each of the two managing members of the Sponsor, Joanna Coles and Jonathan J. Ledecky (each a “Managing Member”, collectively the “Managing Members” and together with the Sponsor the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of The Original BARK Company (the “Issuer”).

Item 1. Security and Issuer

Security: Common Stock

Issuer:     The Original BARK Company

 221 Canal Street

 Floor 6

 New York, New York 10013

Item 2. Identity and Background

(a) This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 3.7% of the issued and outstanding shares of Common Stock as of June 1, 2021;

(ii)	Joanna Coles, a director of the Issuer, the Issuer’s former Chief Executive Officer and Chairperson of its board of directors, and a Managing Member of the Sponsor; and

(iii)	Jonathan J. Ledecky, a director of the Issuer, the Issuer’s former President and Chief Operating Officer, and a Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174.

(c) The Sponsor’s principal business has been to act as the Issuer’s sponsor in connection with the IPO (as defined below) and Business Combination (as defined below). Ms. Coles’s principal occupation is to serve as Chairperson and Chief Executive Officer of several blank check companies similar to the Issuer prior to its Business Combination. Prior to the Business Combination, Ms. Coles served as the Issuer’s Chief Executive Officer and Chairperson of its board of directors. Since the Business Combination, Ms. Coles has served as a director of the Issuer. Ms. Coles is also a creative media and technology entrepreneur. Mr. Ledecky’s principal occupation is to serve as President and Chief Operating Officer of several blank check companies similar to the Issuer prior to its Business Combination. Prior to the Business Combination, Mr. Ledecky served as the Issuer’s President and Chief Operating Officer, and as a director on the Issuer’s board of directors. Since the Business Combination, Mr. Ledecky has continued to serve as a director of the Issuer. Mr. Ledecky has also been a co-owner of the National Hockey League’s New York Islanders franchise since October 2014.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Each Managing Member is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

In July 2020, the Issuer issued 8,625,000 shares of its Class B common stock (the “Founder Shares”) to the Sponsor for $25,000 in connection with the Issuer’s organization. The Sponsor subsequently transferred 50,000 Founder Shares to each independent director of the Issuer and 100,000 Founder Shares to the Issuer’s chief financial officer, in each case at the same per-share purchase price paid by the Sponsor. In November 2020, the Sponsor contributed an aggregate of 1,437,500 Founder Shares to the Issuer’s capital for no consideration. As a result of the Issuer’s underwriters’ partial exercise of its overallotment option on November 24, 2020, the Sponsor surrendered 828,750 Founder Shares for no consideration.

The Sponsor purchased an aggregate of 4,500,000 warrants at the closing of the Issuer’s November 2020 IPO and 58,000 private warrants at the closing of the underwriter’s partial exercise of its over-allotment option, in each case at a price of $1.50 per warrant (for a total purchase price of $6,837,000) from the Issuer on a private placement basis (such warrants the “Private Warrants”, the purchase agreement for the Private Warrants the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. Each Private Warrant may be exercised to purchase Issuer common stock at a purchase price of $11.50 per share beginning November 13, 2021.

On December 16, 2020, the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with NSAC Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) and Barkbox, Inc., a Delaware corporation (“Barkbox”), which provided for Merger Sub to merge with and into Barkbox, with Barkbox being the surviving entity of the Business Combination and becoming a wholly-owned subsidiary of the Issuer (the “Business Combination”). The foregoing summary of the terms of the Merger Agreement, and the other summaries of the terms of the Merger Agreement contained elsewhere in this Schedule 13D, are qualified in their entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on December 17, 2020 (and which is incorporated by reference herein as Exhibit 10.1). On June 1, 2021, the parties to the Merger Agreement completed the Business Combination. Immediately prior to the Business Combination, the Reporting Persons beneficially held an aggregate of 6,108,750 Founder Shares and 4,558,000 Private Warrants, each as described above. The Founder Shares automatically converted into Class A common stock at the time of the completion of the Business Combination on a one-for-one basis, and upon consummation of the Business Combination the Class A common stock was redesignated as Common Stock (without class designation).

The source of funds for the acquisitions described above was the working capital of the Sponsor. The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held, pursuant to the Private Warrants, in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As a director of the Issuer, each of Ms. Coles and Mr. Ledecky may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 166,734,484 shares of Common Stock, outstanding as of June 1, 2021) are as follows:

Northern Star Sponsor LLC

a)	Amount beneficially owned: 6,108,750	Percentage: 3.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	6,108,750
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	6,108,750
iv.	Shared power to dispose or to direct the disposition of:	0

Joanna Coles

a)	Amount beneficially owned: 6,108,750	Percentage: 3.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	6,108,750
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	6,108,750

Joanna Coles, a director of the Issuer and the Issuer’s former Chief Executive Officer and Chairperson of its board of directors, is a Managing Member of the Sponsor and has shared voting and dispositive power of the securities held by the Sponsor. Notwithstanding her dispositive and voting control over such shares, Ms. Coles disclaims beneficial ownership of the shares of Issuer common stock held by Northern Star Sponsor LLC, except to the extent of her proportionate pecuniary interest therein.

Jonathan J. Ledecky

a)	Amount beneficially owned: 6,108,750	Percentage: 3.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	6,108,750
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	6,108,750

Jonathan J. Ledecky, a director of the Issuer and the Issuer’s former Chief Operating Officer, is a Managing Member of the Sponsor and has shared voting and dispositive power of the securities held by the Sponsor. Notwithstanding his dispositive and voting control over such shares, Mr. Ledecky disclaims beneficial ownership of the shares of Issuer common stock held by Northern Star Sponsor LLC, except to the extent of his proportionate pecuniary interest therein.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Share Transactions between the Issuer and Sponsor

On July 8, 2020, the Issuer issued 8,625,000 Founder Shares to the Sponsor for $25,000 in connection with the Issuer’s organization pursuant to the Purchase Agreement.

On November 10, 2020, the Sponsor contributed an aggregate of 1,437,500 Founder Shares to the Issuer’s capital for no consideration.

On November 24, 2020, the Sponsor surrendered 828,750 Founder Shares for no consideration as a result of the Issuer’s underwriters’ partial exercise of its overallotment option.

Private Warrant Subscription Agreement between the Issuer and Sponsor

On November 13, 2020, concurrently with the closing of the Issuer’s initial public offering (the “IPO”), the Sponsor purchased an aggregate of 4,500,000 Private Warrants pursuant to the Subscription Agreement. On November 24, 2020, the Sponsor purchased 58,000 Private Warrants at the closing of the underwriter’s partial exercise of its over-allotment option pursuant to the Subscription Agreement. The Sponsor paid a purchase price of $1.50 per Private Warrant under the Subscription Agreement, for a total purchase price of $6,837,000. Each Private Warrant may be exercised to purchase Issuer common stock at a purchase price of $11.50 per share beginning November 13, 2021.

The above description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form S-1/A filed by the Issuer with the SEC on October 14, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreements between the Issuer and Sponsor

In connection with the closing of the Business Combination the registration rights agreement to which Sponsor was a party with respect to its securities of the Issuer was amended and restated (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Sponsor among other parties is granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain of its shares of Issuer common stock, subject to certain conditions set forth therein.

This description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form S-4/A filed by the Issuer with the SEC on April 6, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Lock-Up Agreement between the Issuer and Sponsor

In connection with the closing of the Business Combination and pursuant to the Merger Agreement, the Sponsor among other holders of Founder Shares and Private Warrants, entered into a lock-up agreement pursuant to which stock to be issued to them as a result of the Business Combination is subject to a 12-month lock-up period, during which, subject to certain exceptions, they will not, directly or indirectly, sell, transfer or otherwise dispose of such shares, which period may be earlier terminated if the reported closing sale price of the Issuer common stock equals or exceeds $15.00 per share (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for a period of 20 trading days during any 30-trading-day period commencing at least 150 days following the consummation of the Business Combination (the “Lock-Up Agreement”).

This description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on June 7, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Other Transactions between the Issuer and Reporting Persons

Prior to the Issuer’s IPO, Mr. Ledecky loaned the Issuer an aggregate of $150,000 to cover expenses related to the IPO pursuant to a promissory note. The promissory note was non-interest bearing and was repaid upon the consummation of the IPO on November 13, 2020.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of June 11, 2021, by and between the Sponsor, Ms. Coles, and Mr. Ledecky.

Exhibit 10.1	Merger Agreement, dated as of December 16, 2020, by and between the Issuer, Merger Sub, and Barkbox (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on December 17, 2020).

Exhibit 10.2	Subscription Agreement, dated as of November 13, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on October 14, 2020).

Exhibit 10.3	A&R Registration Rights Agreement, dated as of June 1, 2021, by and between the Issuer, the Sponsor, certain holders of Founder Shares and Private Warrants, respectively, and certain shareholders of Barkbox (incorporated by reference to Exhibit 10.3 to the Form S-4/A filed by the Issuer with the SEC on April 6, 2021).

Exhibit 10.4	Lock-Up Agreement, dated as of June 1, 2021, by and between the Sponsor and certain of the holders of Founder Shares and Private Warrants (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on June 7, 2021).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN STAR SPONSOR LLC

Dated: June 11, 2021	By:	/s/ Joanna Coles
Joanna Coles, Managing Member

Dated: June 11, 2021	By:	/s/ Joanna Coles
Joanna Coles

Dated: June 11, 2021	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky